Exhibit 99.1

Trading Symbol: TSX:SVM	October 8, 2008

SILVERCORP TO PAY CAD$0.02 DIVIDEND ON OCTOBER 21, 2008

VANCOUVER, British Columbia – October 8, 2008 – Silvercorp Metals Inc. (“Silvercorp”) China's largest primary silver producer, provided a reminder of upcoming events:

Payment of Quarterly Dividend of CAD$0.02 – October 21, 2008

Silvercorp’s first quarterly dividend of CAD$0.02 per share will be paid on October 21, 2008, to shareholders of record at the close of business on September 30, 2008. This is the first quarterly dividend payment of a planned annual dividend of CAD$0.08 per share.

Expiry of Warrants - October 26, 2008

Silvercorp’s 3,742,119 common share purchase warrants will be expiring on October 26, 2008, at 2:00 p.m. Pacific Time.

About Silvercorp Metals Inc.
Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four highly profitable silver-lead-zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China. In addition, Silvercorp is also exploring the 82% owned Na-Bao Polymetallic Project in Qinghai Province, China. The Company's common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free Phone: 1-888-224-1881 Email: info@silvercorp.ca Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical factual information, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.